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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             Network Commerce, Inc.
             -------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, par value $.001

             -------------------------------------------------------
                         (Title of Class of Securities)
                                    82508R105

             -------------------------------------------------------
                                 (CUSIP Number)

                                September 5, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  82508R105
-------------------------------------------------------------------------------
      1.    Names of Reporting Persons                       Bret R. Maxwell
            I.R.S. Identification Nos. of above persons (entities only)

-------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [x]

-------------------------------------------------------------------------------
      3.    SEC Use Only

-------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization              United States

-------------------------------------------------------------------------------

Number of              5.    Sole Voting Power                   70,000
Shares
Beneficially           -------------------------------------------------
Owned by               6.    Shared Voting Power              1,912,131
Each Reporting
Person With            -------------------------------------------------
                       7.    Sole Dispositive Power              70,000

                       -------------------------------------------------
                       8.    Shared Dispositive Power         1,912,131

-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   1,982,131

-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   3.18%

-------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)    IN

-------------------------------------------------------------------------------

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CUSIP No.  82508R105
--------------------------------------------------------------------------------
   1.  Names of Reporting Persons     Environmental Private Equity Fund II, L.P.

--------------------------------------------------------------------------------
       I.R.S. Identification Nos. of above persons (entities only)   36 3830765

--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

--------------------------------------------------------------------------------
           (a) [ ]
           (b) [x]

--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Citizenship or Place of Organization                    Delaware

--------------------------------------------------------------------------------

Number of             5.  Sole Voting Power                    956,065.5
Shares
Beneficially          ----------------------------------------------------------
Owned by              6.  Shared Voting Power                          0
Each Reporting
Person With           ----------------------------------------------------------
                      7.  Sole Dispositive Power               956,065.5

                      ----------------------------------------------------------
                      8.  Shared Dispositive Power                     0

--------------------------------------------------------------------------------
  9.  Aggregate Amount Beneficially Owned by Each Reporting Person    956,065.5

--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]

--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)    1.54%

--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)          PN

--------------------------------------------------------------------------------


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CUSIP No.  82508R105
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons               The Productivity Fund III, L.P.
       I.R.S. Identification Nos. of above persons (entities only)    51 0369223

--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [x]

--------------------------------------------------------------------------------
      3.  SEC Use Only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization                  Delaware

--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power                    956,065.5
Shares
Beneficially           ---------------------------------------------------------
Owned by               6.  Shared Voting Power                          0
Each Reporting
Person With            ---------------------------------------------------------
                       7.  Sole Dispositive Power               956,065.5

                       ---------------------------------------------------------
                       8.    Shared Dispositive Power                   0

--------------------------------------------------------------------------------
  9.  Aggregate Amount Beneficially Owned by Each Reporting Person     956,065.5

--------------------------------------------------------------------------------
  10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [  ]

--------------------------------------------------------------------------------
  11.  Percent of Class Represented by Amount in Row (9)     1.54%

--------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions)       PN

--------------------------------------------------------------------------------



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THIS SCHEDULE AMENDS A SCHEDULE 13G FILED FEBRUARY 14, 2000 (THE "ORIGINAL
13G"). ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13G.

Item 2.

  (a)  Name of Person Filing

       Bret R. Maxwell ("Maxwell"), Environmental Private Equity Fund II, L.P. ("EPEF II") and The Productivity Fund III, L.P. ("PF III")

    (b)  Address of Principal Business Office or, if none, Residence

         Maxwell, EPEF II and PF III maintain their principal place of business at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

    (c)  Citizenship

         Maxwell is a citizen of the United States. EPEF II and PF III are Delaware limited partnerships.

    (d)  Title of Class of Securities

         Common Stock, par value $.001

    (e)  CUSIP Number

         82508R105



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Item 4.  Ownership

         (a)  Amount beneficially owned

              Maxwell is the record owner of 70,000 shares (which number represents 50,000 common stock options at an exercise price of $7.00 per share and 20,000 common stock options at an exercise price of $3.88 per share). EPEF II is the record owner of 956,065.5 shares. PF III is the record owner of 956,065.5 shares

         (b)  Percent of Class

              Maxwell is the record owner of 0.11%, based upon 62,253,852 shares outstanding, and may be deemed the beneficial owner of 3.07%, based upon 62,253,852 shares outstanding. EPEF II is the record owner of 1.54%, based upon 62,183,852 shares outstanding. PF III is the record owner of 1.54%, based upon 62,183,852 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/13/00 Form 10Q EDGAR filing.

         (c)   Number of shares as to which the person has

               (i)      Sole power to vote or direct the vote
                        Maxwell       70,000   shares
                        EPEF II      956,065.5 shares
                        PFIII        956,065.5 shares

               (ii)     Shared power to vote or direct the vote

                        Maxwell       1,912,131 shares

               (iii)
                        Sole power to dispose or to direct the disposition of

                        Maxwell       70,000   shares
                        EPEF II      956,065.5 shares
                        PFIII        956,065.5 shares

               (iv)     Shared power to dispose or to direct the disposition of

                        Maxwell       1,912,131 shares

Item 5.  (x)

Item 8.  See Exhibit I.



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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001

                   ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                   a Delaware Limited Partnership

                   By: Environmental Private Equity Management Company
                       II, L.P., its general partner

                   By: First Analysis Environmental Management Company II,
                       its managing general partner

                   By:        /s/ Bret R. Maxwell
                        ----------------------------------------
                              Bret R. Maxwell, a general partner


                   THE PRODUCTIVITY FUND III, L.P.
                   a Delaware Limited Partnership

                   By: First Analysis Management Company III, LLC, its general partner

                   By:        /s/ Bret R. Maxwell
                        ----------------------------------------
                              Bret R. Maxwell, managing member


                              /s/ Bret R. Maxwell
                   ---------------------------------------------
                   BRET R. MAXWELL



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                           EXHIBIT I TO SCHEDULE 13G
                        IDENTIFICATION OF GENERAL PARTNER

     The general partner of Environmental Private Equity Fund II, L.P. ("EPEF II") is Environmental Private Equity Management Company II, L.P., whose ultimate general partners are First Analysis Corporation ("FAC"), a Delaware corporation and Bret R. Maxwell ("Maxwell").

     The general partner of The Productivity Fund III, L.P. ("PF III") is First Analysis Management Company III, LLC, whose members are Mark T. Koulogeorge ("Koulogeorge"), FAC and Maxwell.

     F. Oliver Nicklin ("Nicklin"), President and Director of FAC, and Maxwell, Vice Chairman of FAC, take executive actions on behalf of FAC with respect to FAC's functioning as an ultimate general partner of EPEF II and PF III. Koulogeorge is a managing director of FAC. Each of Nicklin, Maxwell and Koulogeorge maintains his principal office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606 ("Suite 9500"). Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

     To the best of EPEF II's and PF III's knowledge, each of the natural persons listed above is a citizen of the United States.




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                           EXHIBIT II TO SCHEDULE 13G
                         17 C.F.R. 240.13d-1(k)(1)(iii)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Network Commerce, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 12, 2001

                   ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                   a Delaware Limited Partnership

                   By: Environmental Private Equity Management Company II, L.P., its general partner

                   By: First Analysis Environmental Management Company II, its managing general partner

                   By:        /s/ Bret R. Maxwell
                       -----------------------------------------
                              Bret R. Maxwell, a general partner


                   THE PRODUCTIVITY FUND III, L.P.
                   a Delaware Limited Partnership

                   By: First Analysis Management Company III, LLC, its general partner

                   By:        /s/ Bret R. Maxwell
                      ------------------------------------------
                              Bret R. Maxwell, managing member


                              /s/ Bret R. Maxwell
                   ---------------------------------------------
                   BRET R. MAXWELL